SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Sungold International Holdings Corp. discloses that these unaudited consolidated financial statements for the third financial quarter ended May 31, 2006, have not been reviewed by company auditors.

Toronto, ON

July 28, 2006

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED BALANCE SHEET

MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	(Unaudited)	(Audited)
	May 31	August 31
	2006	2005
	$	$

ASSETS

CURRENT ASSETS
Cash	6,944	10,876
Canadian goods and services input tax credits	17,109	43,065
Prepaid expenses and deposits	20,990	22,087
	45,043	76,028
PRE-DEVELOPMENT COSTS (Note 4)	248,247	224,898
EQUIPMENT (Note 5)	528,113	628,012
	821,403	928,938

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	430,976	244,075
Loans payable	-	12,500
Leases payable (Note 7)	8,059	7,120
	439,035	263,695

LONG TERM LIABILITIES
Leases payable (Note 7)	8,351	14,519
	447,386	278,214

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	21,966,406	21,078,648
CONTRIBUTED SURPLUS	220,457	190,457
DEFICIT	(21,812,846)	(20,618,381)
	374,017	650,724
	821,403	928,938

APPROVED BY THE DIRECTORS:

                  “Art Cowie”                                                 Director

                  “Donald Harris”                                          Director

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	April 7, 1986	Third Quarter Ended		Year-to-Date
	(inception) to
	May 31	May 31	May 31	May 31	May 31
	2006	2006	2005	2006	2005
	$	$	$	$	$

REVENUE
Gain on disposition of marketable securities	838,947	-	-	-	-

EXPENSES
Impairment write-down
of pre-development costs and investment	6,460,304	-	-	-	628,246
Advertising and promotion	3,371,552	8,176	20,687	54,346	45,504
Professional and consulting fees	3,436,405	90,168	119,818	414,269	366,482
Management fees and salaries	2,221,465	94,004	-	287,171	-
Investor relations	1,330,697	67,529	34,610	160,884	111,093
Travel and conference	1,153,980	15,900	9,458	44,045	78,661
Office and miscellaneous	862,972	5,994	9,456	25,573	44,109
Internet services	818,687	6,826	10,507	19,113	20,182
Amortization	896,859	34,100	26,563	102,301	77,124
Office rent and services	606,551	9,744	15,695	25,736	36,324
Transfer agent and filing fees	396,414	9,496	9,182	23,149	21,600
Insurance	263,953	-	250	167	583
Financing fees	218,000	-	-	-	-
Stock based compensation	220,457	30,000	-	30,000	-
Finder fees	154,031	-	-	-	-
Interest and bank charges	118,573	1,733	6,768	4,905	7,057
Settlement agreement	71,178	-	31,178	-	31,178
Interest on capital leases	31,588	714	2,610	2,360	2,610
Fees and commissions	29,741	-	-	-	-
Prizes	1,547	-	-	-	-
Loss on disposition of equipment	826	-	-	-	-
Quebec capital tax	500	-	-	-	-
Foreign exchange loss (gain)	(14,487)	(355)	7,396	446	(16,178)
	22,651,793	374,029	304,178	1,194,465	1,454,575
LOSS	21,812,846	374,029	304,178	1,194,465	1,454,575
DEFICIT– BEGINNING	-	21,438,817	19,779,881	20,618,381	18,629,484
DEFICIT – ENDING	21,812,846	21,812,846	20,084,059	21,812,846	20,084,059

Weighted average number of shares		125,516,798	114,983,870	123,099,214	114,983,870

Loss per share		0.0030	0.0026	0.0097	0.0126

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

	April 7, 1986
	(inception) to	Third Quarter Ended		Year-to-Date
	May 31	May 31	May 31	May 31	May 31
	2006	2006	2005	2006	2005
	$	$	$	$	$

Loss	(21,812,846)	(374,029)	(304,178)	(1,194,465)	(1,454,575)
Items not involving cash:
Write-down of pre-development costs	6,460,304	-	-	-	628,246
Amortization	896,859	34,100	26,563	102,301	77,124
Stock-based compensation	220,457	30,000	116,620	30,000	116,620
Issuance of private placement units or
common shares for services	593,971	65,577	-	360,194	607,979
Gain on disposition of marketable securities	(838,947)	-	-	-	-
Loss on disposition of equipment	14,858	-	-	-	-
	(14,465,344)	(244,352)	(160,995)	(701,970)	(24,606)
Cash provided by changes in non-cash
working capital items:
Canadian goods and services input tax credits	(17,109)	34,920	42,980	25,957	11,776
Prepaid expenses	(20,990)	1,000	(2,867)	1,097	23,176
Accounts payable and accrued liabilities	430,976	173,938	33,966	186,901	(3,573)
	(14,072,467)	(34,494)	(86,916)	(488,015)	6,773
INVESTING ACTIVITIES
Pre-development costs	(5,299,172)	(16,234)	(62,388)	(23,349)	(204,276)
Proceeds of disposition of equipment	38,028	-	-	-	-
Acquisition of equipment	(1,395,231)	-	(11,490)	(2,402)	(38,451)
	(6,656,375)	(16,234)	(73,878)	(25,751)	(242,727)
FINANCING ACTIVITIES
Loans payable	2,575,728	-	-	(12,500)	(9,696)
Repayment of capital leases	(66,392)	(1,816)	80	(5,229)	24,178
Issuance of shares	16,500,703	48,731	175,796	527,563	175,796
Proceeds of disposition of marketable securities	1,725,747	-	-	-	-
	20,735,786	46,915	175,876	509,834	190,278

(DECREASE) INCREASE IN CASH	6,944	(3,813)	15,082	(3,932)	(45,676)
CASH – beginning	-	10,757	32,653	10,876	93,411
CASH – ending	6,944	6,944	47,735	6,944	47,735

Notes to statement of cash flow:

1) Cash consists of balances with banks

2) Interest paid:	198,428	2,447	9,378	7,265	9,667

(See accompanying notes to consolidated financial statements)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed, or omitted. In the opinion of management, these financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended August 31, 2005. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2	GOING CONCERN AND NATURE OF OPERATIONS

The principal activity is developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, internet payment system and other internet related products. To date, the Company has not earned significant revenues and is considered to be in a development stage.

The recoverability of the amounts shown for pre-development costs is primarily dependent on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc., and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated.

…/ 2

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 2 -

Note 4	PRE-DEVELOPMENT COSTS

	a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system. During the previous fiscal year, the Company entered into consulting agreements with the two individuals from whom the rights were acquired, to assist in the further development of the project. The contracts were for six months from July 20th , 2005, and the consultants each received sole compensation of 150,000 shares, having a total value at the time of $10,997 each.

	August 31		Impairment	May 31
	2005	Additions	Write off	2006
	$	$	$	$
Acquisition cost	62,300	-	-	62,300
Legal and consulting fees	79,644	3,548	-	83,192
	141,944	3,548	-	145,492

b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutuel wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of the date of this statement.

	August 31		Impairment	May 31
	2005	Additions	Write off	2006
	$	$	$	$
Legal and consulting fees	82,954	19,801	-	102,755

	August 31		Impairment	May 31
	2005	Additions	Write off	2006
	$	$	$	$
Total Pre-development costs	224,898	23,349	-	248,247

…/ 3

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 3 –

Note 5	EQUIPMENT

		May 31		August 31
		2006		2005
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
	$	$	$	$
Software – Horsepower®	1,033,216	574,361	458,855	539,830
Computer hardware	327,001	276,298	50,703	62,672
Leased computer equipment	26,961	9,201	17,760	22,917
Computer software	4,701	4,113	588	2,350
Office equipment	270	63	207	243

	1,392,149	864,036	528,113	628,012

Note 6	SHARE CAPITAL

	(Unaudited)	(Audited)
	May 31	August 31
	2006	2005
	$	$
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares	-	-
without par value
100,000,000 Class “B” preference	-	-
shares without par value

Issued and outstanding:
125,804,935 common	21,966,406
(August 31, 2005 – 119,607,800 common)		21,078,648

a)	Shares issued during the period:

	Third Quarter ended		Year-to-Date
	May 31, 2006		May 31, 2006
	#	$	#	$
For cash	574,850	70,251	4,158,516	525,400
Non-cash transactions:
- for services provided	180,250	44,058	2,038,619	362,358
	755,100	114,309	6,197,135	887,758

…/ 4

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 4 -

Note 6	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation: The Company has a fixed stock option plan on the issuance of options of up to 10% of the Company’s issued share capital. The following are incentive share purchase options outstanding:

Date of Grant	Price	Balance Aug 31 2005	Granted	Exercised / Expired / Cancelled	Balance May 31, 2006	Expiration date
Feb 16, 2001	US$0.1500	100,000	-	100,000	-	Expired
Feb 28, 2001	US$0.0600	1,050,000	-	1,050,000	-	Expired
Mar 5, 2001	US$0.0850	79,900	-	79,900	-	Expired
Aug 10, 2001	US$0.1200	300,000	-	-	300,000	Aug 10, 2006
Dec 20, 2001	US$0.0900	100,000	-	-	100,000	Dec 20, 2006
Jan 4, 2002	US$0.0800	730,764	-	144,000	586,764	Jan 4, 2007
Jan 24, 2002	US$0.0725	400,000	-	-	400,000	Jan 24, 2007
Oct 16, 2002	US$0.1500	300,000	-	300,000	-	Cancelled
Jan 23, 2003	US$0.1100	136,000	-	-	136,000	Jan 23, 2008
Mar 10, 2003	US$0.1500	200,000	-	-	200,000	Oct 11, 2007
May 27, 2003	US$0.0500	64,000	-	-	64,000	May 27, 2008
May 28,2003	US$0.0500	150,000	-	150,000	-	May 28,2008
Apr 14, 2005	US$0.1200	1,000,000	-	-	1,000,000	Mar 31, 2007
May 27, 2005	US$0.1200	750,000	-	-	750,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jun 6, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 1, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jul 20, 2005	US$0.1200	500,000	-	-	500,000	Mar 31, 2007
Jan 16, 2006	US$0.6500	-	500,000	-	500,000	Mar 31, 2007
Mar 1, 2006	US$0.5000	-	200,000	-	200,000	Feb 28, 2008
Mar 10, 2006	US$0.1500	-	250,000	-	250,000	Mar 31, 2007
Mar 10, 2006	US$0.1500	-	495,000	-	495,000	Mar 31, 2008

		7,860,664	1,445,000	1,823,900	7,481,764

In 2001, the Canadian Institute of Chartered Accountants issued Section 3870 for Stock-based Compensations, which requires the use of fair value based method for fiscal years beginning on or after January 1, 2002, and applied to awards granted on or after the date of adoption. The Company adopted the recommendations prospectively for the fiscal year starting September 1, 2002.

Under this fair value based method, the value of a stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date, and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

…/ 5

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 5 -

Note 6	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued): Since September 1, 2002, the Company granted 6,545,000 share purchase options as follows:

Date of Grant	Price	Granted #	Exercisable #	Exercised #	Compensation $	Expiration date
Options granted in fiscal 2003:
Oct 11, 2002	US$0.1500	200,000	200,000	-	16,600	October 11, 2007
Oct 16, 2002	US$0.1500	300,000	300,000	-	24,900	October 6, 2007
Jan 23, 2003	US$0.1100	136,000	136,000	-	8,282	January 23, 2008
May 27, 2003	US$0.0500	64,000	64,000	-	640	May 27, 2008
May 28,2003	US$0.0500	150,000	150,000	-	1,500	May 27, 2008
Total granted:		850,000	850,000	-	51,922
Outstanding Aug 31, 2003:		850,000	850,000
Options granted in fiscal 2004:		-	-	-	-
Outstanding Aug 31, 2004:		850,000	850,000
Options granted in fiscal 2005:
Apr 14, 2005	US$0.1200	1,000,000	1,000,000	-	32,597	Mar 31, 2007
May 27, 2005	US$0.1200	750,000	750,000	-	24,448	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	500,000	-	16,307	Mar 31, 2007
Jun 1, 2005	US$0.1200	500,000	500,000	-	16,307	Mar 31, 2007
Jun 6, 2005	US$0.1200	500,000	500,000	-	16,298	Mar 31, 2007
Jul 1, 2005	US$0.1200	500,000	500,000	-	16,290	Mar 31, 2007
Jul 20, 2005	US$0.1200	500,000	500,000	-	16,288	Mar 31, 2007
Total granted:		4,250,000	4,250,000	-	138,535
Outstanding Aug 31, 2005:		5,100,000	5,100,000
Options granted in first nine months
of fiscal 2006:
Jan 16, 2006	US$0.6500	500,000	500,000	-	3,760	Mar 31, 2007
Mar 1, 2006	US$0.5000	200,000	200,000	-	1,955	Feb 28, 2008
Mar 10, 2006	US$0.1500	250,000	250,000	-	8,150	Mar 31, 2007
Mar 10, 2006	US$0.1500	495,000	495,000	-	16,135	Mar 31, 2008
Total granted:		1,445,000	1,445,000	-	30,000
Outstanding May 31, 2006:		6,545,000	6,545,000

The fair value of each option granted is estimated on the date of the grant using the Black-Sholes option pricing model with the following assumptions:

Risk-free interest rate	2.82% to 3.00%
Dividend yield	0
Estimated hold period prior to exercise (years)	2 to 3 year
Volatility in the price of the Company’s common shares	120% to 150%

…/ 6

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 6 -

Note 6	SHARE CAPITAL (continued)

	b)	Stock options and stock based compensation (continued):

Between January 1, 2002 and August 31, 2002, the Company granted 946,764 share purchase options to directors at US$0.08 per share until Jan 4, 2007, 136,000 share purchase options to a director at US$0.08 per share until Jan 15, 2007, 400,000 share purchase options to a director at US$0.0725 per share until Jan 24, 2007, 136,000 share purchase options to a director at US$0.23 per share until March 26, 2007 and 272,000 share purchase options to a director at US$0.20 per share until May 17, 2007.

Had compensation cost of the stock based employee compensation been recorded, based upon the fair value of share options, additional compensation expense for the year ended August 31, 2002 would have been $111,430. The pro forma loss per share, assuming this additional compensation expense would have been ($0.0584). The Pro forma results may be materially different than actual results realized.

The Black-Sholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and highly traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its director stock options.

Outstanding share purchase options which were issued prior to January 1, 2002, have neither been charged to income nor included in the calculation of the pro forma loss, in accordance with Section 3870 of the CICA Handbook, which is to take effect prospectively.

	c)	Share purchase warrants:

Date of Grant	Price	Balance Aug 31, 2005	Granted	Exercised	Expired / Cancelled	Balance May 31, 2006	Expiration date
May 2, 2005	US$0.150	250,000	-	-	-	250,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	300,000	-	-	-	300,000	May 31, 2007
May 31, 2005	US$0.050	793,260	-	-	-	793,260	May 31, 2007
May 31, 2005	US$0.150	152,500	-	152,500	-	-	May 31, 2007
May 31, 2005	US$0.150	152,500	-	-	-	152,500	May 31, 2007
Jun 17, 2005	US$0.150	52,250	-	-	-	52,250	Jun 30, 2007
Jun 22, 2005	US$0.150	147,500	-	-	-	147,500	Jun 30, 2007
Jul 20, 2005	US$0.150	87,500	-	87,500	-	-	Jul 31, 2007
Jul 27, 2005	US$0.150	50,650	-	-	-	50,650	Jul 31, 2007
Jul 30, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Aug 5, 2005	US$0.150	51,000	-	-	-	51,000	Jul 31, 2007
Sep 20, 2005	US$0.150	-	71,500	71,500	-	-	Sep 30, 2007
Oct 3, 2005	US$0.150	-	35,750	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	-	35,750	-	-	35,750	Sep 30, 2007
Oct 3, 2005	US$0.150	-	53,750	-	-	53,750	Oct 31, 2007
Oct 3, 2005	US$0.150	-	71,750	71,750	-	-	Oct 31, 2007
Oct 11, 2005	US$0.150	-	61,000	61,000	-	-	Oct 31, 2007

…/ 7

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 7 -

Note 6	SHARE CAPITAL (continued)

	c)	Share purchase warrants (continued):

Date of Grant	Price	Balance Aug 31, 2005	Granted	Exercised	Expired / Cancelled	Balance May 31, 2006	Expiration date
Oct 18, 2005	US$0.150	-	70,700	70,700	-	-	Oct 31, 2007
Oct 21, 2005	US$0.150	-	106,000	106,000	-	-	Oct 31, 2007
Nov 15, 2005	US$0.150	-	30,150	-	-	30,150	Nov 30, 2007
Nov 29, 2005	US$0.150	-	53,500	-	-	53,500	Nov 30, 2007
Dec 2, 2005	US$0.150	-	608,333	-	-	608,333	Nov 30, 2007
Dec 8, 2005	US$0.150	-	25,000	-	-	25,000	Dec 31, 2007
Dec 20, 2005	US$0.350	-	11,400	-	-	11,400	Dec 31, 2007
Dec 29, 2005	US$0.500	-	195,750	-	-	195,750	Dec 31, 2007
Jan 2, 2006	US$0.450	-	110,000	-	-	110,000	Dec 31, 2007
Jan 3, 2006	US$0.500	-	7,250	-	-	7,250	Jan 31, 2008
Jan 12, 2006	US$0.600	-	14,750	-	-	14,750	Jan 31, 2008
Jan 31, 2006	US$0.550	-	8,000	-	-	8,000	May 31, 2008
Apr 25, 2006	US$0.300	-	29,300	-		29,300	Apr 30, 2007
May 10, 2006	US$0.300	-	32,250	-		32,250	May 31, 2008
May 31, 2006	US$0.260	-	35,000	-		35,000	May 31, 2008
		2,388,160	1,666,883	620,950	-	3,434,093

Note 7	CAPITAL LEASES

During the 2005 fiscal year, the Company arranged two capital leases to finance computer equipment, having a total cost of $26,961. Details are as follows:

		May 31		August 31
		2006		2005
	Current	Long Term
Lease	Portion	Portion	Total	Total
	$	$	$	$
Original principal of $20,975,
repayable in monthly payments of
$640	5,895	8,140	14,035	17,893

Original principal of $5,986,
repayable in monthly payments of
$203	2,164	211	2,375	3,746

	8,059	8,351	16,410	21,639

The Company is committed to annual lease payments of $10,118 for fiscal 2006, $9,722 in 2007 and $7,038 in 2008.

Note 8	RELATED PARTY TRANSACTIONS

a)
During the quarter, salaries and consulting fees of $87,788 (2005 - $94,603) were earned by directors and officers of the Company and subsidiaries of the Company, of which $78,300 was payable in cash and $9,488 was paid in shares, valued at closing price before the date of settlement. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

…/ 8

SUNGOLD INTERNATIONAL HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2006

(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

PAGE - 8 -

Note 8	RELATED PARTY TRANSACTIONS (continued)

	b)	Accounts payable include $94,570 to officers and directors for salary and consulting services rendered.

Note 9	COMMITMENTS

The Company has sublet its Vancouver offices, is off covenant, and therefore has no further long term commitment, other than the capital equipment leases outlined in Note7. The Company is paying month to month rent for office space in Toronto at the rate of $1,570 per month. There is no lease commitment or long term liability.

Note 10	SUBSEQUENT EVENTS

Since May 31, 2006 the Corporation has issued 142,000 common shares for services and private placements, for $22,094, at an average price of $0.156 per share.